Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2021 (the “Current Report”). Accordingly, we have attached the Current Report (including exhibits) to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on March 9, 2021 was $0.54 per share.

 Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 10, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): March 7, 2021

Jones Soda Co.
(Exact Name of Registrant as Specified in Charter)

Washington	0-28820	52-2336602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

66 South Hanford Street, Suite 150, Seattle, Washington 98134
(Address of Principal Executive Offices) (Zip Code)

(206) 624-3357
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Item 2.02. Results of Operations and Financial Condition.

          On March 10, 2021, Jones Soda Co. (the “Company”) issued a press release announcing its financial results for the fourth quarter and full year ended December 31, 2020. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

          The Company will discuss its results for the fourth quarter and full year ended December31, 2020 on its scheduled conference call today, March 10, 2021, at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting http://public.viavid.com/player/index.php?id=143684 or our website at www.jonessoda.com. Investors may also listen to the call via telephone by dialing 1-800-437-2398 (confirmation code: 7654889). In addition, a telephone replay will be available by dialing 1-844-512-2921 (confirmation code: 7654889) through March 17, 2021, at 7:30 p.m. Eastern Time.

          The information in this Current Report in Item 2.02 and Exhibit 99.1 is being furnished to the Securities and Exchange Commission (the “SEC”) and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

          On March 7, 2021, Jennifer Cue informed the Company that she was resigning from the Board of Directors (the “Board”) of the Company effective immediately due to her interest in pursuing other career opportunities. Ms. Cue’s resignation was not the result of any disagreement between Ms. Cue and the Company, its management, Board or any committee of the Board, or with respect to any matter relating to the Company’s operations, policies or practices. As there are no disagreements as contemplated by Item 5.02(a) of Form 8-K, the Company is disclosing this information pursuant to Item 5.02(b) of Form 8-K.

          In addition, effective March 8, 2021, Joe Culp was appointed as the Company’s Controller, Principal Financial Officer and Principal Accounting Officer. Mr. Culp, 29, has served in various financial roles since joining the Company in January 2019. Previously, Mr. Culp served as a senior accountant in the audit department of Moss Adams LLP from 2014 to November 2018, performing audits for both public and private companies across various industries including manufacturing, public utilities, financial institutions, health care, and contractors. Mr. Culp received a Bachelor of Arts degree in Accounting and Masters in Accounting, both from Washington State University, and is a Certified Public Accountant.

          In connection with his employment, the Company and Mr. Culp entered into the Company’s standard employment letter agreement pursuant to which Mr. Culp serves on an at-will basis.

          There are no arrangements or understandings between Mr. Culp and any other persons pursuant to which Mr. Culp was selected as the Company’s Controller, Principal Financial Officer and Principal Accounting Officer. Mr. Culp does not have any family relationship with any director or executive officer of the Company, or any person nominated or chosen to become a director or executive officer of the Company and there are no applicable transactions that would require disclosure under Item 404(a) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 10, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jones Soda Co.

Date: March 10, 2021	By:	/s/ Mark Murray
Mark Murray
Chief Executive Officer and President

Jones Soda Reports Fourth Quarter and Full Year 2020 Results

Momentum in Turnaround Strategy Continues with Another Quarter of Year-Over-Year Revenue Growth and Improvement in Profitability

SEATTLE, March 10, 2021 (GLOBE NEWSWIRE) -- Jones Soda Co. (OTCQB: JSDA) (“Jones Soda” or the “Company”), the original craft soda company known for its unconventional flavors and user-designed label artwork, announced its financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights vs. Year-Ago Quarter

  Revenue increased 14% to $2.5 million compared to $2.2 million.
  Gross profit as a percentage of revenue increased 670 basis points to 23.9% compared to 17.2%.
  Net loss improved to $918,000 or $(0.01) per share, compared to a net loss of $930,000, or $(0.02) per share.
  Adjusted EBITDA1 improved to $(806,000) compared to $(828,000).

Full Year 2020 Financial Highlights vs. Year Ago

  Revenue increased 3% to $11.9 million compared to $11.5 million.
  Gross profit as a percentage of revenue increased 180 basis points to 22.5% compared to 20.7%.
  Net loss was $3.0 million or $(0.05) per share, compared to a net loss of $2.8 million, or $(0.05) per share.
  Adjusted EBITDA1 was $(2.6) million compared to $(2.2) million.

Management Commentary

“We made solid progress in 2020 with our newly implemented turnaround strategy, even in the face of unique challenges brought on by the pandemic,” said Mark Murray, president and CEO of Jones Soda. “Thanks to the continued dedication of our employees, we saw year-over-year revenue growth of 14% and bottom-line improvements in the fourth quarter, and we are continuing to build our brand’s presence across all of our markets through the unique digital marketing initiatives we’ve introduced.

“In fact, we recently launched our latest campaign, ‘Unsung Heroes,’ which is a limited edition, eight-bottle collection that hit stores in January. The new ‘Unsung Heroes’ collection features photographs of various people or groups who have taken extraordinary steps to help others during this past difficult year, and we are incredibly proud to highlight these honorees. In addition, we also launched two new 12-packs, the ‘Fan Faves Variety Pack,’ which features our top four selling flavors, as well as the ‘Mixer Variety Pack,’ which includes popular cocktail mixers like Ginger Beer, Cola, and Lemon Lime. Finally, we announced the release of two exclusive flavors as part of our rotating series of special releases that will change every six months, starting with the return of Birthday Cake Soda, a fan favorite being reintroduced to coincide with Jones’ 25th anniversary celebration. Through these initiatives, we intend to build excitement among our current loyal fan base while also garnering positive attention from new customers and the media.

“With 2021 in full swing, we are continuing our strong focus on digital marketing initiatives, while driving sales in our core Jones Soda bottled business across key accounts and introducing our products to new partners in the grocery, club, drugstore and specialty channels. Although there is still much work to be done, the progress we have made allows us to be optimistic about the future as we continue to seek to drive revenue growth and improve profitability.”

Fourth Quarter 2020 Financial Results

Revenue in the fourth quarter of 2020 increased 14% to $2.5 million compared to $2.2 million in the year-ago quarter. The revenue increase was mainly due to the increase in sales of Jones Soda’s core bottled soda products as the Company continues to focus on its core competencies.

Gross profit as a percentage of revenue increased 670 basis points to 23.9% for the fourth quarter of 2020 compared to 17.2% in the same year-ago quarter. The margin improvement was a result of the continued shift to a more favorable product mix and further optimizing supply chain costs.

Net loss for the fourth quarter of 2020 improved to $918,000, or $(0.01) per share, compared to a net loss of $930,000, or $(0.02) per share, in the same quarter a year ago.

Adjusted EBITDA1 in the fourth quarter of 2020 improved to $(806,000) compared to $(828,000) in the same quarter a year ago.

At December 31, 2020, cash and cash equivalents totaled $4.6 million compared to $4.3 million at September 30, 2020, and $6.0 million at December 31, 2019. Apart from an outstanding convertible debt instrument and its loan under the Paycheck Protection Program, the Company did not have any substantial debt and continues to actively evaluate a new line of credit.

Full Year 2020 Financial Results

Revenue in 2020 increased 3% to $11.9 million compared to $11.5 million in 2019. This increase was attributable to a return to growth in bottled soda sales, which the Company believes resulted from the momentum gained by shifting the sales and marketing focus to the Company’s core competencies and its revitalized digital market campaigns.

Gross profit as a percentage of sales increased 180 basis points to 22.5% in 2020 compared to 20.7% in 2019. The improvement was driven by the aforementioned product mix shift and cost optimization efforts throughout the past several quarters. This will remain a key area of focus and the Company anticipates that margins will continue to improve in 2021.

Net loss was $3.0 million, or $(0.05) per share, in 2020 compared to a net loss of $2.8 million, or $(0.05) per share, in 2019.

Adjusted EBITDA1 in 2020 was $(2.6) million compared to $(2.2) million in 2019.

__________________
1 Adjusted EBITDA is defined as net loss from operations before interest expense, interest income, taxes, depreciation, amortization and stock-based compensation and is a non-GAAP measure (reconciliation provided below).

Conference Call

Jones Soda will hold a conference call today at 4:30 p.m. Eastern time to discuss its results for the fourth quarter and full year ended December 31, 2020.

Date: Wednesday, March 10, 2021
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-800-437-2398
International dial-in number: 1-323-289-6576
Conference ID: 7654889

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the investor relations section of the Company’s website at www.jonessoda.com.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through March 17, 2021.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 7654889

Presentation of Non-GAAP Information

This press release contains disclosure of the Company's Adjusted EBITDA, which is a not a United States Generally Accepted Accounting Principle (“GAAP”) financial measure. The difference between Adjusted EBITDA (a non-GAAP measure) and Net Loss (the most comparable GAAP financial measure) is the exclusion of interest expense, income tax expense, depreciation and amortization expense and stock-based compensation. We have included a reconciliation of Adjusted EBITDA to Net Loss in our Non-GAAP Reconciliation in this press release. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. In addition, because Adjusted EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA provides useful information to investors about the Company's results attributable to operations, in particular by eliminating the impact of non-cash charges related to stock-based compensation, amortization and depreciation that is consistent with the manner in which we evaluate the Company's performance. These adjustments to the Company's GAAP results are made with the intent of providing a more complete understanding of the Company's underlying operational results and provide supplemental information regarding our current ability to generate cash flow. This non-GAAP financial measure is not intended to be considered in isolation or as a replacement for, or superior to net loss as an indicator of the Company's operating performance, or cash flow, as a measure of its liquidity. Adjusted EBITDA should be reviewed in conjunction with Net Loss as calculated in accordance with GAAP.

About Jones Soda Co.

Headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda and Lemoncocco® brands. A leader in the premium soda category, Jones Soda is made with cane sugar and other high-quality ingredients, and is known for packaging that incorporates ever-changing photos sent in from its consumers. Jones’ diverse product line offers something for everyone – cane sugar soda, zero-calorie soda and Lemoncocco non-carbonated premium refreshment. Jones is sold across North America in glass bottles, cans and on fountain through traditional beverage outlets, restaurants and alternative accounts. For more information, visit www.jonessoda.com or www.myjones.com or www.drinklemoncocco.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as “will,” “aims,” “anticipates,” “becoming,” “believes,” “continue,” “estimates,” “expects,” “future,” “intends,” “plans,” “predicts,” “projects,” “targets,” or “upcoming.” Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results, including its financial condition and results of operations and its ability to continue as a going concern, include, among others: its ability to successfully execute on its growth strategies and operating plans for the future; the ongoing negative impact that the novel coronavirus (COVID-19) pandemic may have on the Company’s business operations and sales; the Company’s ability to continue to effectively utilize the proceeds from its 2019 strategic financing from HeavenlyRx; the Company’s ability to manage operating expenses and generate sufficient cash flow from operations; the Company’s ability to create and maintain brand name recognition and acceptance of its products; the Company’s ability to adapt and execute its marketing strategies, especially in light of the closures and delays caused by the COVID-19 pandemic; the Company’s ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry generally and in the craft beverage segment specifically; the Company’s ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages (including the imposition of taxes); its ability to develop and launch new products and to maintain brand image and product quality; the Company’s ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts; its ability to manage inventory levels and maintain relationships with manufacturers of its products; its ability to maintain a consistent and cost-effective supply of raw materials and flavors and manage the impact of the COVID-19 pandemic on its supply chain; the Company’s ability to develop CBD-infused beverages; its ability to attract, retain and motivate key personnel; its ability to protect its intellectual property; the impact of future litigation and the Company’s ability to comply with applicable regulations; its ability to maintain an effective information technology infrastructure, fluctuations in freight and fuel costs; the impact of currency rate fluctuations; its ability to access the capital markets for any future equity financing and to manage the impact that the COVID-19 pandemic may have on the Company’s ability to access capital; the Company’s ability to maintain disclosure controls and procedures and internal control over financial reporting; dilutive and other adverse effects from future potential securities issuances; and any actual or perceived limitations by being traded on the OTCQB Marketplace. More information about factors that potentially could affect the Company’s operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on March 30, 2020 and in the other reports filed with the SEC since that that date. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Cody Slach and Cody Cree
Gateway Investor Relations
1-949-574-3860
JSDA@gatewayir.com
finance@jonessoda.com

JONES SODA CO.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019

	(In thousands, except share data)		(In thousands, except share data)
	(Unaudited)		(Unaudited)

Revenue	$2,464	$2,163	$11,895	$11,508
Cost of goods sold	1,875	1,792	9,216	9,125
Gross profit	589	371	2,679	2,383
Gross profit %	23.9%	17.2%	22.5%	20.7%

Operating expenses:
Selling and marketing	655	655	2,579	2,447
General and administrative	792	589	2,928	2,288
	1,447	1,244	5,507	4,735
Loss from operations	(858)	(873)	(2,828)	(2,352)
Interest income	1	28	24	50
Interest expense	(35)	(67)	(151)	(442)
Other income (loss), net	(18)	(6)	(15)	(5)
Loss before income taxes	(910)	(918)	(2,970)	(2,749)
Income tax expense, net	(8)	(12)	(27)	(29)
Net loss	$(918)	$(930)	$(2,997)	$(2,778)

Net loss per share - basic and diluted	$(0.01)	$(0.02)	$(0.05)	$(0.05)
Weighted average basic and diluted common shares outstanding	61,975,748	61,369,855	61,792,285	51,109,086

JONES SODA CO.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019

ASSETS	(In thousands, except share data)
Current assets:	(Unaudited)
Cash and cash equivalents	$4,614	$5,969
Accounts receivable, net of allowance of $93 and $44	1,581	1,573
Inventory	1,856	1,788
Prepaid expenses and other current assets	193	310
Total current assets	8,244	9,640
Fixed assets, net of accumulated depreciation of $554 and $484	305	162
Other assets	33	33
Right of use lease asset	471	17
Total assets	$9,053	$9,852
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,385	$554
Lease liability, current portion	102	18
Accrued expenses	853	663
Taxes payable	6	10
Current portion of SBA Loan	140	-
Total current liabilities	2,486	1,245
Convertible subordinated notes payable, net	1,386	1,333
Accrued interest expense	232	147
SBA loan, net of current portion	195	-
Lease liability, net of current portion	375	-
Total liabilities	4,674	2,725
Shareholders’ equity (deficit):
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 61,975,748 shares and 61,566,076 shares, respectively	73,953	73,773
Accumulated other comprehensive income	411	342
Accumulated deficit	(69,985)	(66,988)
Total shareholders’ equity	4,379	7,127
Total liabilities and shareholders’ equity	$9,053	$9,852

JONES SODA CO.
NON-GAAP RECONCILIATION
(Unaudited, in thousands)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
GAAP net loss	$(918)	$(930)	$(2,997)	$(2,778)
Stock based compensation	44	38	174	141
Interest income	(1)	(28)	(24)	(50)
Interest expense	35	67	151	442
Income tax expense, net	8	12	27	29
Depreciation and Amortization	26	13	71	46
Non-GAAP Adjusted EBITDA	$(806)	$(828)	$(2,598)	$(2,170)